UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Jason Ment

General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,213,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,213,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3**%
14	TYPE OF REPORTING PERSON PN

*

Includes 2,897,739 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”), and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.

**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,213,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,213,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,897,739 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,213,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,213,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3**%
14	TYPE OF REPORTING PERSON PN; IA

*	Includes 2,897,739 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,213,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,213,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,897,739 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 8

This Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017 and Amendment No. 2 thereto filed on April 4, 2017 (the “Schedule 13D”), which relates to the shares of Common Stock of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 19, 2019, the Issuer, Condor Hospitality Limited Partnership, a Virginia limited partnership (the “Operating Partnership”), NHT Operating Partnership, LLC, a Delaware limited liability company (“Parent”), NHT REIT Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), and NHT Operating Partnership II, LLC, a Virginia limited liability company (“Merger OP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the “Company Merger”) and (b) Merger OP will merge with and into the Operating Partnership, with Merger OP surviving such merger (the “Partnership Merger” and, together with the Company Merger, the “Mergers”).

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with Parent, Merger Sub and Merger OP pursuant to which the Reporting Persons agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote (a) in favor of (i) approval of the Mergers, (ii) approval and adoption of the Merger Agreement and (iii) any proposal to adjourn a meeting of the Issuer’s stockholders to solicit additional proxies in favor of the approval of the Merger Agreement and (b) against any (i) Acquisition Proposal (as defined in the Merger Agreement) for the Issuer, (ii) action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in the Merger Agreement not being fulfilled and (c) action which would reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement. The Reporting Persons granted an irrevocable proxy to vote their shares of Common Stock and Series E Stock in accordance with the foregoing. The Reporting Persons also agreed to certain restrictions on transfer of their shares of Common Stock and Series E Stock as further set forth in the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date and time within 30 days following the date of the Merger Agreement as the Issuer’s board of directors makes a Change in Recommendation (as defined in the Merger Agreement) pursuant to Section 5.2(e)(ii) of the Merger Agreement, (iv) the termination of the Voting Agreement by mutual written consent of the parties thereto or (v) the date of any amendment, waiver or modification of the Merger Agreement without the Reporting Persons’ prior written consent that has the effect of (a) decreasing the Merger Consideration (as defined in the Merger Agreement), (b) changing the form of Merger Consideration (in the case of each of (a) and (b), payable to the stockholders of the Issuers pursuant to the Merger Agreement in effect on the date of the Voting Agreement), (c) to extend the End Date (as defined in the Merger Agreement) except as contemplated by Section 7.4 of the Merger Agreement or (d) imposing any material restrictions or additional material conditions on the consummation of the Mergers or the payment of the Merger Consideration or otherwise in a manner material and adverse to the Reporting Persons (except for amendments contemplated by the last sentence of Section 8.1 of the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP No. 20676Y403	Schedule 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer

Item 5 is amended to replace (a) and (b) as follows:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,213,565 shares of Common Stock, comprised of 2,897,739 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock. Such shares represent approximately 26.3% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019 as reported in the Merger Agreement and presented as if the Reporting Persons had converted their shares of Series E Stock into Common Stock.

StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”), as general partner of StepStone Group Real Estate LP (“Group Real Estate”), the sole member and investment manager of StepStone REP III (GP), LLC (“Investco GP”), the general partner of SREP III Flight – Investco, L.P. (“Investco”), may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of Investco, may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

Investco GP, the general partner of Investco, may be deemed to beneficially own the Common Stock and Series E Stock held by Investco.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 99.1 Voting Agreement, dated as of July 19, 2019, among the Issuer, the Operating Partnership, Parent, Merger Sub, and Merger OP and the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2019	SREP III FLIGHT – INVESTCO, L.P.
By: StepStone REP III (GP), LLC
Its: General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE LP

By: StepStone Group Real Estate Holdings LLC
Its: General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE REP III (GP), LLC

By: StepStone Group Real Estate LP
Its: Sole Member

By: StepStone Group Real Estate Holdings LLC
Its: General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

	By:	/s/ John Waters
Name: John Waters
Title: Partner